June 21, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (212) 225 3999

John G. Finneran, Jr., Esq.
General Counsel and Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA  22102

      Re:      Capital One Financial Corporation
      Amendment Number One to Registration Statement on Form S-4
      Filed on June 8, 2006
                        File Number 333-133665

Dear Mr. Finneran:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, pages 9-10
1. We note that our prior comment number 5 requests revising the disclosure regarding principal executive officers of Capital One, in addition to those of North Fork Bank; however, we did not see revised disclosure regarding Richard Fairbank, Gary Perlin, Catherine West and others listed on your Form 14A filed on March 23, 2006.
Please
revise to include them as part of your disclosure about their remuneration, the nature of the agreements and the total amount of compensation in connection with the merger, or confirm that the merger does not affect them in this regard.
In addition, we also note the amounts of gross-ups for income and excise taxes. Please revise to disclose the amounts on which the income and excise taxes are based for each officer.

Capital One and North fork Executive Officers, page 24
2. We note your response to prior comment number 9.   Please
revise
to include the aggregate amount to be received by executive officers as a result of the merger as part of your disclosure on risk factors.

Item 21. Exhibits and Financial Statement Schedules
3. We note your response to prior comment number 3. Please confirm that when you say the General Corporation Law of the State of Delaware in Exhibit 5 that you include the decisions and interpretations of the courts of the State of Delaware.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Amanda Roberts at (202) 551-3417 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other
questions.

Sincerely,



Christian Windsor

Special Counsel

cc:	Victor I. Lewkow, Esq.
	Christopher E. Austin, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	One Liberty Plaza
      New York, New York 10006